(a) Not applicable.
(b) Not applicable.
(c) Not applicable.
(d) Not applicable.
(e) Not applicable.
(f) Not applicable.
(g) Effective September 15, 1999 Colonial Municipal Money Market Fund has increased its internal limit from 5% to 15% of net assets as the maximum amount that can be invested in inverse floaters.